BAKER & DANIELS
                    300 North Meridian Street
                            Suite 2700
                 Indianapolis, Indiana 46402-1782







                                                December 18, 1996


The Prudent Speculator Fund,
  4023 West Sixth Street,
    Los Angeles, California  90020.

          Re:  Opinion Pursuant to Rule 24f-2(b)(1)
               Under the Investment Company Act of 1940

Ladies and Gentlemen:

          You have requested our opinion in connection with the notice which you propose to file pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, with respect to 728,669 shares of beneficial interest, without par value ("Shares"), of your PATHFINDER FUND series of Shares. As your counsel, we are familiar with your organization and status as a Massachusetts business trust and the validity of your Shares.

          In connection therewith, we have examined such certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the foregoing Shares were legally and validly issued and are fully paid and nonassessable.

          We are admitted to practice only in the State of Indiana, and this opinion is limited to matters governed by the federal laws of the United States and the business trust law of the State of Massachusetts as set forth in Chapter 182 of the Massachusetts General Laws and the reported decisions of the Supreme Judicial Court of Massachusetts.

          We consent to the filing of this opinion with the Securities and Exchange Commission in connection with the notice referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                        Very truly yours,


                                        /S/ BAKER & DANIELS